Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 1, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

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1 March 2006

PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2005

FINANCIAL HIGHLIGHTS

		2005	2004(1)

•	Volumes(2)	173.8bn	170.3bn	up 2.0%

•	Total sales	£8,214m	£8,115m	up 1.2%

•	Net sales(3)	£2,603m	£2,547m	up 2.2%

•	EBITA(4)	£670m	£648m	up 3.2%

•	PBTA(5)	£570m	£534m	up 6.6%

•	Profit before tax	£516m	£504m	up 2.2%

•	Adjusted earnings per share(6)	63.1p	58.7p	up 7.5%

•	Basic earnings per share(7)	56.5p	55.0p	up 2.7%

•	Proposed final dividend	22.9p	21.5p	up 6.5%

•	Proposed total dividend	33.5p	31.5p	up 6.3%
1.	2004 results restated under IFRS.
2.	Volumes exclude German singles. Including the sales of singles, total volumes grew 3.0% to 175.8bn (2004 : 170.6bn).
3.	Total sales less duty paid by Group companies.
4.	Total profit from operations before amortisation of intangible assets of £19m (2004: £13m) and exceptional charges of £35m (2004: £17m).
5.	Profit before tax, amortisation of intangible assets and exceptional charges.
6.	Adjusted: before amortisation of intangible assets and exceptional charges (net of tax and minority interests).
7.	Basic: includes amortisation of intangible assets and exceptional charges (net of tax and minority interests).

Commenting on the results, Nigel Northridge, chief executive, said:

“Our successful strategy has delivered higher volumes, revenues and profits, leading to a 7.5% increase in adjusted earnings per share. Strong performances across the Group – most notably in northern, central and eastern Europe and the CIS – have more than offset the challenging market conditions in some European markets. We remain confident that our balanced portfolio of interests will continue to deliver good shareholder returns.”

Enquiries:

Claire Jenkins – director, investor relations	Tel: 01932 372000
Anthony Cardew – Cardew Group	Tel: 020 7930 0777

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PERFORMANCE HIGHLIGHTS
•	The successful execution of the Group’s strategy – to maximise cash flow from key EU markets to fund international expansion through exports, investing ‘on the ground’ and joint ventures and alliances – delivered good organic growth in 2005.

•	Gallaher delivered a strong performance – in spite of challenging conditions in a number of markets and an increase in total selling and marketing investment – growing EBITA by 3.2% to £670m (2004: £648m), and PBTA by 6.6% to £570m (2004: £534m).

•	Group volumes increased 2.0% to 173.8bn (2004: 170.3bn), driven by an 11.5% increase in strategic brands’ volume sales to 83.8bn (2004: 75.1bn). The strategic brand portfolio accounted for 48.2% of Gallaher’s total volume sales, up from 44.1% in 2004.

•	UK EBITA grew 2.4% to £310m (2004: £302m), with an increase in net sales further aided by lower volume-related operating costs, restructuring savings and reduced sponsorship costs.

•	Europe tobacco EBITA was £194m (2004: £197m), reflecting reduced volumes as a result of substantial market declines in a number of EU markets. These declines were, however, partly offset by price increases and volume growth in the Republic of Ireland and in a number of central and eastern European markets, notably in the Czech Republic, Hungary, Romania and Slovakia.

•	Europe distribution EBITA was £65m (2004: £63m), with the negative effects of the market declines in Austria and Germany more than offset by margin improvements in TOBA and ATG and a good performance from Lekkerland.

•	Gallaher grew CIS EBITA by 17.4% to £67m (2004: £57m) – with a significant increase in investment behind its brands and sales forces partly offsetting a £49m uplift in net sales – driven by increased market shares across the region, improved product mix and price increases.

•	RoW EBITA increased 17.0%, reflecting a good performance from Sweden and the move into profit in Poland. These performances more than offset the initial investments in Denmark, Lithuania and South Africa.

•	The Group increased overall cigarette manufacturing productivity by 6.5%, which underpinned a real term reduction in Group cigarette unit costs of 2.7%. This performance was assisted by the European operations restructuring programme, which continued during the year.

•	A proposed final dividend of 22.9p (2004: 21.5p) makes a total dividend increase of 6.3% to 33.5p (2004: 31.5p).

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OPERATING AND FINANCIAL REVIEW

Group

Gallaher made good progress in the year, in spite of challenging conditions arising from increased taxation and competition in certain western European markets. The successful execution of the Group’s strategy – to maximise cash flow from key EU markets to fund international expansion through exports, investing ‘on the ground’ and joint ventures and alliances – meant that the Group delivered good organic growth in 2005. These results reflect both the cost of investments in new opportunities and the benefit of returns from investments in previous years.

Gallaher grew 2005 cigarette volumes, excluding German ‘singles’, by 2.0% to 173.8bn (2004: 170.3bn). Including the sales of singles, Group cigarette volumes increased by 3.0% to 175.8bn (2004: 170.6bn). This growth was driven by market share gains in the Group’s longer-established markets of Russia, Kazakhstan and Spain. In addition, the Group made good progress in its more recent on the ground investments in Ukraine, Poland (which moved into profit) and Romania and in its export markets – including the Czech Republic, Slovakia, Hungary, and Lithuania. These strong performances more than offset the adverse conditions in some key western European markets.

Gallaher grew its strategic cigarette brands’ volume sales by 11.5%. These brands – Benson & Hedges, Silk Cut, Sobranie, Sovereign, Memphis, Mayfair, LD and Ronson– totalled 83.8bn (2004: 75.1bn) cigarettes, accounting for 48.2% of the Group’s total volume sales (2004: 44.1%).

In April 2005, the Group acquired the Benson & Hedges and Silk Cut trademarks in Malta and Cyprus, and Silk Cut in Lithuania, from British American Tobacco for a total cash consideration of £70m.

Later in the year the Group announced that it had agreed to acquire 100% of Cita Tabacos de Canarias SL and its group companies (“CITA”) for an enterprise value of some €105m. As part of the transaction, Gallaher agreed to acquire 100% of Tabacos Canary Islands SA and Tabacos La Nubia SL. The acquisition completed on 2 January 2006.

Total sales for 2005 increased 1.2% to £8,214m (2004: £8,115m) while sales excluding duty (“net sales”) grew 2.2% to £2,603m (2004: £2,547m) in spite of the impact of increased sales incentives (which are deducted from reported sales) versus 2004.

Gallaher increased earnings before interest, tax, intangible asset amortisation and exceptional charges (“EBITA”) by 3.2% to £670m (2004: £648m). This growth was achieved at the same time as the Group increased its total selling and marketing investment. Total tobacco EBITA grew 3.3% to £605m (2004: £585m), while EBITA from the European distribution businesses grew 2.7% to £65m (2004: £63m).

The Group grew profit before tax, amortisation of intangible assets and exceptional charges (“PBTA”) by 6.6% to £570m (2004: £534m).

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Profit before tax was £516m (2004: £504m). The positive impact of trading improvements and lower interest charges were partly offset by higher exceptional charges of £35m (2004: £17m) relating to the restructuring of Gallaher’s European operations.

Gallaher increased adjusted earnings per share by 7.5% to 63.1p (2004: 58.7p). After deducting intangible asset amortisation and exceptional charges (net of tax and minority interests), basic earnings per share were 56.5p (2004: 55.0p).

Management believes that reporting results before amortisation and exceptional charges (EBITA, PBTA and adjusted earnings per share) provides helpful information about the Group’s underlying business performance for the period under review. EBITA and adjusted earnings per share are key performance indicators used by management to monitor the business.

The board of Gallaher recommends a final dividend of 22.9p per ordinary share, amounting to a total dividend for the full year of 33.5p per ordinary share (134.0p per ADS). This represents an increase of 6.3% over the 2004 dividend of 31.5p per ordinary share (126.0p per ADS). Subject to shareholders’ approval at Gallaher’s AGM on 10 May 2006, the final dividend will be paid on 23 May 2006 to all ordinary shareholders on the register at close of business on 17 March 2006. For ADS holders, The Bank of New York will convert the 91.6p ADS final dividend into US dollars, and distribute it to ADS holders on 30 May 2006.

Exceptional charges

Following Gallaher’s announcements in 2003 and 2004 of its European operations and administration restructuring, exceptional charges totalling £56m were included in the results for the years ended 31 December 2003 and 31 December 2004.

In January 2005, Gallaher announced proposals for further restructuring of its European operations. These proposals covered: the closure of the Schwaz cigarette and Fürstenfeld cigar factories in Austria during 2005; additional restructuring of production in the cigarette and cigar factories at Lisnafillan and Cardiff in the UK; and, reorganisation of some aspects of the European distribution network.

In addition, in December 2005, Gallaher announced that its German vending subsidiary, ATG, had reviewed its operations in recognition of new legislation coming into effect in 2007. Plans are in place to reduce the ATG machine park from c.140,000 to c.100,000 machines.

Additional charges of £35m associated with the restructuring programmes have been included in the results for the year ended 31 December 2005, resulting in charges so far of £91m. The eventual total is expected to remain in the region of £95m, relating predominantly to redundancy payments and the write-down of operational plant and machinery. The costs of the ATG restructuring are more than offset by a £15m gain on disposal of the Dublin former factory site in December 2005. Once all projects have been completed, Gallaher expects the restructuring programmes to deliver annualised savings of at least £30m by the end of 2007.

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International Financial Reporting Standards

Prior to 2005, Gallaher prepared its audited financial statements under UK Generally Accepted Accounting Principles (“UK GAAP”). From 1 January 2005, Gallaher was required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). As a consequence, these results have been prepared under IFRS, as adopted by the EU, and comparative results for 2004 have been restated accordingly.

A copy of the significant accounting policies adopted in the preparation of the financial statements were published in Gallaher’s interim financial statements, which are also available on the Group’s website (www.gallaher-group.com). Reconciliations between Gallaher’s reported performance and financial position for 2004 under UK GAAP and the new IFRS basis were set out in the 2004 annual report and financial statements. This information is also available on the Group website.

Changes to segmental disclosure from 2005

Following the changes in board responsibilities effective from October 2004, and in line with IFRS’ principles regarding segmental reporting, the Group reviewed the segments under which it reports its financial results. As a result of this review, the financial information for the year ended 31 December 2005 is being reported under a revised segmental structure, and 2004 comparatives have been restated accordingly.

Further details, and IFRS reconciliations between the previous and current segmental structures for the year ended 31 December 2004, were set out in the 2004 annual report and financial statements. This information is also available on the Group website.

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Segmental review

	Cigarette volume(1)	Total sales	Net sales	EBITA(2)	Total profit from operations(3)	EBITA margin(4)
	(bn)	(£m)	(£m)	(£m)	(£m)	(%)

UK
change (%)	-3.7	-0.6	+0.7	+2.4	-2.3	n/a
2005	19.5	3,658	572	310	284	54.1
2004	20.2	3,680	568	302	290	53.2

Europe : tobacco(5)
change (%)	-6.1	-0.4	+0.9	-1.5	-0.1	n/a
2005	42.5	1,834	448	194	186	36.4
2004	45.3	1,842	444	197	186	36.8

Europe : distribution
change (%)	n/a	-1.7	-0.9	+2.7	-19.5	n/a
2005	n/a	1,960	1,099	65	48	5.9
2004	n/a	1,994	1,109	63	59	5.7

Europe : total
change (%)	-6.1	-1.1	-0.4	-0.5	-4.8	n/a
2005	42.5	3,794	1,547	259	234	16.7
2004	45.3	3,836	1,553	260	245	16.7

CIS
change (%)	+6.5	+16.3	+15.9	+17.4	+17.9	n/a
2005	97.0	476	356	67	67	19.0
2004	91.0	409	307	57	57	18.7

RoW
change (%)	+7.0	+50.6	+7.8	+17.0	+20.1	n/a
2005	14.8	286	128	34	31	26.5
2004	13.8	190	119	29	26	24.4

Tobacco : total(5)
change (%)	+2.0	+2.2	+4.6	+3.3	+1.5	n/a
2005	173.8	6,254	1,504	605	568	38.1
2004	170.3	6,121	1,438	585	559	38.3

Group : total
change (%)	+2.0	+1.2	+2.2	+3.2	-0.5	n/a
2005	173.8	8,214	2,603	670	616	25.7
2004	170.3	8,115	2,547	648	618	25.5

1.	Volumes exclude German singles. Including the sales of singles, Group cigarette volumes were 175.8bn (2004: 170.6bn) and Europe volumes were 44.5bn (2004: 45.6bn).
2.	Total profit from operations before amortisation of intangible assets and exceptional charges.
3.	After charging amortisation of intangible assets of £19m (2004: £13m) and exceptional charges of £35m (2004: £17m).
4.	Total profit from operations before amortisation of intangible assets and exceptional charges expressed as a percentage of net sales.
5.	EBITA margin calculated after adding back inter-company sales to the distribution division of £85m (2004: £91m) that are eliminated on consolidation.

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United Kingdom

It is estimated that the UK duty-paid cigarette market declined by around 4% during the year. Downtrading by consumers from higher-priced brands into the value sector continued, although at a slightly slower rate than in 2004.

In the UK, the House of Commons has approved legislation which will prohibit smoking in all enclosed public places and workplaces in England, with certain limited exceptions, from summer 2007. Gallaher believes the proposed legislation is disproportionate and fails to accommodate smokers and non-smokers alike. The Group expects that the proposals, if enacted, would have a moderately negative incremental impact on duty-paid market volumes.

The shares of cigarette market retail sales accounted for by each price sector in 2005 were: value: 61.4% (2004: 59.1%); mid-price: 8.9% (2004: 10.1%); and, premium: 29.7% (2004: 30.8%).

Gallaher’s UK volume sales declined by 3.7% to 19.5bn cigarettes (2004: 20.2bn). The Group’s cigarette market share (excluding distributed brands) was stable at 38.6% (2004: 38.6%).

UK sales decreased to £3,658m (2004: £3,680m) largely reflecting the lower cigarette volume sales and the downtrading, partially offset by price increases. UK net sales increased 0.7% to £572m (2004: £568m) in spite of the impact of increased sales incentives (which are deducted from reported sales) versus 2004.

UK EBITA increased to £310m (2004: £302m) as the increase in net sales was further aided by lower operating costs arising from the lower volumes, restructuring savings and reduced sponsorship costs, contributing to an improved EBITA margin of 54.1% (2004: 53.2%).

UK profit from operations was £284m (2004: £290m) – the reduction reflecting the higher UK exceptional charge in 2005 of £22m (2004: £9m).

-      Cigarette

Mayfair, which sells at a slight premium to competing value brands, continues to outperform in the growing value cigarette sector. Together with Benson & Hedges Silver and Sterling the Group’s value-for-money portfolio has grown its share of the value sector to 36.2% (2004: 35.2%). Stemming from the success of Sterling in the multiple grocers’ channel, the Group extended its distribution of the brand to the convenience and independent channels in January 2006.

In September, the Group introduced Benson and Hedges Gold 14s which has assisted in arresting the more recent share declines of the brand in the premium sector. Silk Cut’s share of the premium sector grew slightly to 19.4% (2004: 19.3%), following the introduction of new product packaging. The Group’s leading share of the premium sector was 45.2% (2004: 46.5%).

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The successful execution of Gallaher’s value sector strategy in recent years means that the Group’s sales profile by price sector – value: 57.6% (2004: 53.9%), mid-price: 7.7% (2004: 9.0%) and premium: 34.7% (2004: 37.1%) – was broadly in line with the market in 2005.

-      Cigar

Based on estimates of customs clearance data, total UK cigar market volumes declined by 6.5%, tempered by growth in the miniature cigar sector, which increased its share of the total market to 43.2% (2004: 41.1%).

Gallaher maintained its overall lead of the UK cigar market with a share of 46.1%. Merchandising and packaging innovations have grown Gallaher’s share of the miniature cigar sector to 35.8% (2004: 35.1%). In December, the Group introduced a new shelf-ready Hamlet merchandiser, which includes five tins each of Hamlet Miniatures, Hamlet Smooth, Hamlet Fine Aroma and Hamlet Filters. Hamlet Smooth, with new ‘10s in a tin’ packaging, was also launched during the year.

-      Tobacco

The UK handrolling tobacco market (“HRT”) grew by 5.0% (2004: 4.0%) in 2005, based on estimates provided by the Tobacco Manufacturers Association.

Gallaher’s share of the HRT market reduced to 28.7% (2004: 29.7%), albeit at a more moderate rate of decline than in previous years. A slower rate of decline in market share of Old Holborn to 7.4% (2004: 8.8%) was partly offset by Amber Leaf – the market’s fastest growing HRT brand – which grew its share of the market to 18.5% (2004: 17.0%). The limited edition Amber Leaf ‘tins’ packaging assisted in re-affirming the brand’s innovative characteristics.

The small UK pipe tobacco market reduced by 4.1%. Gallaher continued to lead this market with 48.6% of consumer sales (2004: 48.6%).

Europe

Gallaher’s European cigarette volume sales declined by 6.1% to 42.5bn (2004: 45.3bn). Including the sales of singles in Germany, the division’s volumes were 44.5bn (2004: 45.6bn). The decline in cigarette sales is largely attributed to substantial market declines in Austria, Germany, Italy and Benelux as a result of increased taxation, an escalation of cross-border trade, lower UK tourist volumes and workplace smoking bans. These declines were, however, partially offset by volume growth in the Republic of Ireland, Spain and a number of markets within central and eastern Europe and sales following the acquisition of trademarks in Cyprus and Malta. Since the fourth quarter, some western European markets have experienced an increase in competitor activity in the value sectors, which has also led to an increase in downtrading. Management expects that these trends will continue in 2006.

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In spite of these challenging conditions, Gallaher’s European operations delivered a robust performance in 2005, benefiting from price increases and reduced operating costs. Total sales were £3,794m (2004: £3,836m) and net sales were £1,547m (2004: £1,553m), comprising: tobacco net sales – which increased 0.9% – of £448m (2004: £444m); and, distribution net sales – which declined 0.9% – of £1,099m (2004: £1,109m).

Reflecting the impact on tobacco and distribution margins from changes in the mix of earnings, EBITA was broadly stable at £259m (2004: £260m) of which £194m (2004: £197m) arose from the tobacco operations and £65m (2004: £63m) came from the distribution businesses.

In the tobacco operations, market declines were largely mitigated by price increases and developing businesses in newer markets. The Group also gained through the significant success of its singles business in Germany, although the production of singles will be taxed as factory-made cigarettes from April 2006.

The tobacco operations EBITA margin – after adding back inter-company sales to the distribution businesses – was 36.4% (2004: 36.8%). This margin reduction reflects the change in mix of sales in 2005, as a result of increased lower-margin volumes (particularly in EU accession and Balkan markets) and the lower volumes in the higher-margin western European markets.

The distribution operations EBITA margin was 5.9% (2004: 5.7%). The optical pricing parity for most of 2005 between vending and retail in Germany, together with lower operating costs, has alleviated some pressure on the lower-margin vending business. In addition, Gallaher’s associate, Lekkerland, has delivered stronger results before amortisation of intangible assets. In spite of the reduced market size in Austria, earnings from the Austrian distribution business grew slightly, driven by increased operational efficiency and manufacturer price increases.

Reflecting the weighting of the tobacco and distribution businesses within the division’s results, Europe’s overall EBITA margin was flat at 16.7% (2004: 16.7%).

Europe profit from operations was £234m (2004: £245m), reflecting the trading position noted above and the increased exceptional charge of £10m (2004: £5m).

-      Tobacco

In spite of intensified competitor activity in some markets across the region, Gallaher outperformed cigarette market trends in a number of countries, notably in: Spain; Czech Republic; Romania; and, other EU accession markets, including Slovakia and Hungary

The underlying duty-paid Austrian cigarette market – after eliminating the impact of the phasing of trade sales – declined by around 10%, primarily due to increased cross-border trade from new EU member states.

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The Group maintained its leading position in Austria, but with an anticipated reduction in market share to 42.9% (2004: 45.2%). Following the repositioning of Memphis Classic to a higher price point, Memphis house’s market share declined to 25.4% (2004: 27.0%). However, in January 2006, competition in the value price sector increased sharply. The Group has reduced the prices of Ronson, B&H Red and Smart. The Austrian government is currently reviewing the duty regime.

The total cigarette market in the Republic of Ireland increased by 1.8%, partly assisted by the phasing of trade sales ahead of price increases. Gallaher estimates that the underlying market was broadly flat, reflecting a return to more stable market conditions following the initial nine-month impact of the ban on workplace smoking that was introduced in March 2004. The Group maintained its lead of the cigarette market with a share of 49.0% (2004: 49.1%), underpinned by a strong performance from Benson & Hedges Gold, which grew its share to 20.4% (2004: 19.8%).

In Germany, the total duty-paid factory-made cigarette market declined by 14.7% due to substantial excise tax increases, heightened cross-border trade and the growth of singles.

Gallaher’s share of the singles sector was 9.1% in December 2005 (2004: 2.1%). Management does not expect the removal of the tax advantage, this year, to have a material negative impact on Group profitability.

The private label cigarette sector’s share of the total market declined to 15.3% (2004: 16.9%), mainly as a result of the growth of singles. Gallaher maintained its lead of the sector with a share of 50.5% (2004: 50.1%). The Group’s branded cigarette market share declined moderately to 0.6% (2004: 0.7%).

The French total duty-paid cigarette market broadly stabilised, following the substantial tax hikes in the preceding year, with volumes down 0.2%. Gallaher’s share of the market reduced to 2.8% (2004: 3.1%). The Group’s higher-margin Benson & Hedges Metal range maintained its share stable at 1.6%, which partly offset share losses in the value sector from the Reynolds-Gallaher International brand portfolio.

Following the successful introduction of Benson & Hedges cigars earlier in the year, Gallaher increased its share of the French cigar market to 1.5% (2004: 1.2%).

In Italy, increased smoking restrictions, which came into effect in January 2005, were a factor in the 6.5% decline of the total duty-paid cigarette market. Increased competition in the value sector meant that Gallaher’s market share reduced to 4.0% (2004: 4.9%). However, the Group’s share improved in the second half of the year owing to Benson & Hedges American Blend share gains. Old Holborn grew its share of the growing tobacco market to 11.6% (2004: 10.3%), increasing its volume sales by 33.7%.

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In Spain, the duty-paid cigarette market remained broadly stable. However, during 2005 there was an acceleration in consumers downtrading to lower-priced cigarettes. Gallaher’s market share – driven by brands such as Austin, Benson & Hedges American Blend and Ronson– increased to 2.2% (2004: 1.7%). CITA, led by its main brand Coronas Blond, grew its share to 4.1% (2004: 3.6%). Competition has further intensified, however, following significant price movements, repositioning of brands and duty absorption by a number of competitors in 2006.

In the Canary Islands, Gallaher’s share of the cigarette market declined to 7.6% (2004: 8.1%) and CITA grew its share to 22.4% (2004: 20.3%).

Western European tourist volumes were significantly lower in the year and it is unlikely that they will fully return to previous levels. For instance, in Belgium, sales to UK tourists were down by as much as 40.7%, and in the Netherlands, UK tourist sales were down by 28.2%. Gallaher’s lower volumes were, however, largely offset by incremental sales of Benson & Hedges and Silk Cut in Malta and Cyprus, following the acquisition of the trademarks from BAT in April.

Gallaher made further advancements in central and eastern Europe, growing its EU accession and Balkan market volumes by 29.5% to 9.5bn (2004: 7.3bn).

In the Czech Republic, Gallaher increased its share to 6.6% (2004: 1.8%). The Group’s moderate share decline in the second half (to 6.2% from 7.0% in 2005 H1) was attributed to management’s decision to raise the price of Ronson. LD, which was launched earlier in the year, continues to make good progress.

In Hungary, the Group has quickly established an estimated share of 1.8% following LD’s launch in May. In Slovakia, the successful introduction of Smart in the value sector has driven Gallaher’s estimated total market share to 6.4% (2004: 1.6%).

In Romania, where the Group established an on-shore manufacturing facility at the end of 2004, Gallaher grew cigarette volume sales (including duty-free) by 34.0%. The Group’s share of the domestic market (excluding duty free) reached 3.2% in December, driven by the success of St George, Ronson and LD.

Gallaher has recently acquired land and buildings in Turkey for the purpose of establishing on-shore manufacture.

-      Distribution

Gallaher’s distribution businesses – Tobaccoland Austria (“TOBA”), ATG and the associate Lekkerland (primarily made up of the German convenience business) – were affected by cigarette market declines in both Austria and Germany.

In Austria, the ongoing focus on operational costs at TOBA and price increases in the premium cigarette sector offset the impact of the total market decline.

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ATG – the German vending company in which Gallaher has a 63.9% holding – was also affected by unfavourable market conditions. These were, however, partly mitigated by an outperformance of the branded cigarette sector (decline of 13.0%) versus the market (decline of 14.7%), optical pricing parity between vending and retail channels for premium brands for eight months of the year and by a continued focus on operational cost reduction.

In recognition of new legislation being introduced in 2007, it is planned that the ATG vending machine park will be rationalised from c.140,000 to c.100,000 machines.

In spite of the lower German cigarette market, Lekkerland – the associate in which Gallaher has a 25.1% holding – had a robust performance, boosted by the contribution of Lekkerland Europa.

Commonwealth of Independent States

The Commonwealth of Independent States (“CIS”) is a region of strengthening economies and Gallaher’s strategy to exploit its strategic brand portfolio – with an ongoing focus on lowest cost production and improved product mix – continues to deliver profitable volume growth.

Gallaher’s CIS volume sales increased by 6.5% to 97.0bn cigarettes (2004: 91.0bn), in spite of excise duty increases in both Russia and Ukraine and manufacturer price increases across the region.

The Group grew its strategic cigarette brands’ volume sales in the region by 30.5% to 36.6bn (2004: 28.0bn). LD increased its volume sales by 24.5%, Sovereign by 21.4% and Sobranie by 47.8%. After identifying Ronson as a key regional value proposition at the end of the first half, the brand grew in-market sales to 1.4bn cigarettes.

Gallaher grew its estimated total CIS region market share to 16.9% (2004: 16.1%).

CIS sales increased 16.3% to £476m (2004: £409m), and net sales increased 15.9% to £356m (2004: £307m), in spite of increased sales incentives, reflecting the increased volume sales, price increases and continued sales mix improvements.

CIS EBITA increased 17.4% to £67m (2004: £57m), with the Group’s significant increase in investment behind its brands and sales forces partly offsetting the increase in net sales. CIS EBITA margin was 19.0% (2004: 18.7%).

-      Russia

Gallaher estimates that the total Russian cigarette market grew by 1% in the year.

The shares of retail sales accounted for by each price sector were: higher-priced: 33.6% (2004: 30.2%); intermediate-priced: 57.9% (2004: 58.7%); and, lower-priced: 8.5% (2004: 11.1%).

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The Group grew its share of the total cigarette market to 16.9% (2004: 16.4%). This share gain was driven by the success of a variety of brands across all price sectors. In spite of price increases, LD delivered a robust performance in the value sector, with its share of the market stable at 5.3% (2004: 5.3%).

Due to increased marketing efforts, mid-priced Sovereign increased its share of the market to 0.5% (2004: 0.4%). Golden Deer, Shanghai Tobacco Group’s brand which Gallaher is producing under license, continues to perform in line with expectations.

Sobranie Slims drove the Group’s share of the premium sector to 4.7% (2004: 4.0%). Following the successful launch of Sobranie Red and Sobranie Blue in eight A-strata cities (where the population exceeds one million people), a full national roll-out is planned for March 2006.

Reflecting the Group’s improvement in sales mix, Gallaher’s share of the higher-priced sector grew to 4.2% (2004: 3.7%) and its share of the intermediate-priced sector grew to 25.9% (2004: 24.5%).

-      Kazakhstan

In Kazakhstan, the Group grew its share of the total cigarette market to 37.1% (2004: 35.1%). Sovereign reaffirmed its position as the leading brand in the market, attaining a record share of 17.9% in December 2005 (2004: 16.0%) – underpinned by the ongoing success of the ‘Golden Fever’ campaign which is reaching more cities across the country.

LD maintained its position as the largest value-for-money brand, growing share to 10.3% (2004: 9.3%). Higher-priced Sobranie achieved 4% market share for the first time in December 2005, assisted by the successful launch of Sobranie Classic Slims in the third quarter of the year.

The Group’s export volumes to neighbouring countries – including Kyrgyzstan, Mongolia and Armenia – reached a record 1.6bn cigarettes in the year. In Kyrgyzstan, Gallaher grew its estimated share of the market to 17.7% (2004: 15.5%), further leveraging the ‘Golden Fever’ campaign and Sovereign’s English heritage.

-      Ukraine

The overall cigarette market continued to benefit from improved product mix during the year. The shares of retail sales accounted for by each price sector were: higher-priced: 26.7% (2004: 24.7%); intermediate-priced: 63.8% (2004: 63.2%); and, lower-priced: 9.5% (2004: 12.1%).

Gallaher grew its share of the total cigarette market in Ukraine to 16.2% (2004: 14.5%). LD, Level and Ducat delivered strong performances in the intermediate-priced sector, and the successful launch of Ronson assisted in increasing the Group’s share of the sector to 22.9% (2004: 20.0%).

Gallaher’s share of the higher-priced sector increased to 1.6% (2004: 1.4%), driven by a good performance from Sobranie Slims.

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Rest of World

In the Rest of World (“RoW”) division, Gallaher defended its mature position in Sweden and enhanced its presence in northern Europe and Asia Pacific.

Gallaher achieved strong cigarette volume growth in Poland, Denmark, Lithuania and Nigeria, more than offsetting weaker volumes in the Middle East and Guinea. With Swedish cigarette volumes some 4% higher due to the phasing of trade sales ahead of a tax increase in January 2006, RoW total volume sales increased 7.0% to 14.8bn cigarettes (2004: 13.8bn).

RoW sales grew by 50.6% to £286m (2004: £190m), and RoW net sales increased 7.8% to £128m (2004: £119m), in spite of increased sales incentives. These movements reflect the increased volumes, a change in sales mix and price increases.

In Poland, the operation moved into profit in 2005 in line with expectations. This, along with a good performance in Sweden and some manufacturer price increases, has more than offset the initial investments in Denmark, Lithuania and South Africa.

RoW EBITA increased 17.0% to £34m (2004: £29m) and the EBITA margin increased to 26.5% (2004: 24.4%).

RoW profit from operations was £31m (2004: £26m) – the increase reflecting the trading improvements shown above and a stable exceptional charge of £3m (2004: £3m).

-      Scandinavia and the Baltics

In Sweden, the underlying market for duty-paid cigarettes declined by around 1%. Although a nationwide public smoking ban came into force on 1 June 2005, it is still too early to ascertain the effect on the total cigarette market.

Gallaher defended its leading position with market share (excluding distributed brands) of 39.1% (2004: 39.5%). The 25s variant continues to bolster Level’s performance, which increased its share of the market to 6.4% (2004: 4.9%). As anticipated, Blend reduced its share to 17.6% (2004: 18.5%) and Right maintained share broadly stable.

Gallaher estimates that the snus market in Sweden was broadly stable. According to official customs data, Gallaher’s share of the market grew to 5.4% in December 2005 (2004: 2.7%), following the successful introduction of LD Red in August. Since then, Gallaher has launched LD Blue (Juniper flavour) and LD Gold (traditional flavour) at the same price point as LD Red, offering a fuller portfolio of flavours to the value snus consumer.

In the first quarter of 2005, the Group launched LD into the Danish cigarette market. The Group’s share of the market in the three months to November was 5.1%.

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Gallaher consolidated its position in the Estonian cigarette market, maintaining share broadly stable at 27.2% (2004: 27.3%). LD and Vermont both delivered excellent performances, offset by declines from the Group’s local brand – Leek. In Lithuania, St George has successfully driven Gallaher’s share to 14.9% (2004: less than 1%) of the total cigarette market.

-      Poland

In Poland, the Group grew its share of total industry shipments to 7.3% (2004: 5.6%). LD continued to take share at higher prices, and the Group further developed the brand’s image through a consumer loyalty promotion that was run over the summer months. In May, the Group launched Ronson into the low-price sector such that for the full year the brand achieved a 1.3% share of the market. After launching the slims variants LD Blue and LD Red at the end of 2004, LD Slims achieved a 1.8% share of the value sector in 2005. Gallaher’s share of the premium sector is now around 1%.

-      Africa and the Middle East

Gallaher’s Africa and Middle Eastern volumes declined to 3.4bn cigarettes compared to 4.9bn in 2004, owing to the reduction in sales in Guinea and the termination of a distribution agreement in the Middle East.

In Nigeria, the Group grew its cigarette volume sales by 58.3%, largely attributed to an excellent performance from Dorchester Menthol.

In South Africa – less than one year into the venture – the Group is establishing a meaningful sales and distribution infrastructure. With a sales weighted distribution of only 20%, Gallaher attained a total market share of 1% in December, primarily through its LD brand.

-      Asia Pacific

Including the China licensed brand, the Group’s Asian cigarette volumes increased 9.3% to 540m (2004: 494m) with notable gains in Japan, Singapore and regional duty-free.

In China, Memphis, produced under license by Shanghai Tobacco Group, is performing in line with expectations. The China National Tobacco Import Export Company granted permission for Gallaher to import LD into the market – alongside existing imports of Sobranie– during the year, and both brands are performing well.

In Singapore, the Group has begun construction of a small manufacturing facility that is due for completion by the end of 2006.

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Manufacturing

Gallaher’s European operations and administration restructuring programmes continued in 2005. Details of the combined exceptional charges and savings from the respective projects are detailed on page 5.

In spite of lower manufacturing volumes in the UK and western Europe, and the near-term disruption caused by more recent stages of the operations restructuring, the Group increased overall cigarette manufacturing productivity (defined as output per worked hour) by 6.5% in the year. This overall performance was largely driven by improvements in the CIS, Poland and Austria with further benefits of the restructuring programme in the UK and Europe expected in 2006.

Gallaher’s continuing commitment to remain at the forefront of operational efficiency – including the effective utilisation of raw materials – and the improvement in manufacturing productivity, underpinned a real term reduction of 2.7% in Group cigarette unit costs.

-      United Kingdom

Cigarette productivity in the UK declined by 5.0%, due to lower production volume driven by the market declines for virginia product, the transfer of some developing markets’ manufacturing volume to Poland and a planned reduction in UK finished goods stock levels. These adverse factors were partly offset by job losses emanating from the restructuring programmes and improvements to working practices. Management expects the full benefits of the proposals announced in January 2005 to be reflected in 2006.

Cigarette real term unit costs reduced by 1.8% in 2005.

Gallaher increased its tobacco (pipe and HRT) productivity by 6.6%, mainly as a result of increased efficiencies following the installation of a new primary processing line at the end of 2004 and improvements to working practices.

Tobacco real term unit costs increased by 2.8%, primarily reflecting higher non-tobacco materials costs attributed to increased demand for Amber Leaf and higher depreciation for the new primary.

Cigar productivity increased by 11.6%, in spite of the overall reduction in the UK medium-cigar market and an increase in the number of brand pack variations manufactured for export markets. This improvement was driven by the transfer of production following the closure of the Fürstenfeld factory and restructuring of manufacturing at the Cardiff factory – identified as part of the restructuring programmes.

Cigar real term unit costs reduced by 7.1% in the year.

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-      Europe

Cigarette productivity in Austria increased by 2.4%, in spite of lower western European volumes and the planned closure of the Schwaz factory at the end of August 2005. This strong performance was driven by the initial benefits of the restructuring programme and improved efficiencies as a result of further investment. Additional productivity benefits from the restructuring programmes are expected in 2006.

Austrian real term cigarette unit costs reduced by 4.7%.

-      Commonwealth of Independent States

Cigarette productivity in the CIS increased 8.4%, driven by higher production volumes, improved working practices and investment in new technology. Arising from the Group’s holistic approach to the management of its assets, further re-deployment of machinery – made possible by new investment elsewhere in the Group – took place during the year.

In Ukraine and Russia, the Group continued its investment in new capacity to both drive improved performance and meet market demand.

The increased productivity meant that real term CIS cigarette unit costs reduced by 1.1%, even after the impact of higher raw materials costs resulting from the improved mix of sales in the region.

-      Rest of World

The Group’s factory in Poland increased productivity by 90.9%, driven by higher domestic and export volumes, ongoing improvements in working practices and investment in new plant and machinery.

The increase in productivity was partly offset by higher depreciation associated with the new machinery, which resulted in a reduction in real term unit costs of 9.2%.

In accordance with the Group’s policy to re-deploy its displaced equipment – resulting from investment in new machinery for mature facilities – the South African production facility was established though the use of surplus equipment, including from Dublin, Russia and Ukraine.

Interest

Lower net interest charges of £100m (2004: £114m) reflect: positive cash flows; lower average borrowing costs; a net financing credit on retirement benefit schemes of £9m (2004: £7m); and, an IAS 39 mark-to-market credit on interest rate derivatives of £6m (2004: £6m). The average borrowing cost during 2005 was 5.6% (2004: 5.8%) – the reduction brought about primarily through incremental costs in 2004 associated with bond refinancing and a change in the currency mix towards cheaper dollar-denominated debt in 2005.

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EBITA interest cover – combining both interest and operating components of IAS 19 pension costs into a net pension expense within EBITA, and excluding the IAS 39 mark-to-market credit – was 5.9 times (2004: 5.1 times).

Taxation

The tax charge of £144m (2004: £142m), which excludes tax attributable to joint ventures and associates, represents an effective rate of 28.0% (2004: 28.1%). This rate is distorted through the low effective tax credit applicable to the higher exceptional charges in 2005. Removal of intangible amortisation charges and exceptional charges (net of tax) result in an adjusted effective tax rate of 26.8% (2004: 27.6%). This reduction is primarily a result of the change in the corporate tax rate in Austria, reducing from 34% to 25% from 1 January 2005.

Returns to shareholders

After minority interests of £3m (2004: £4m), reported earnings attributable to equity shareholders were £369m (2004: £358m), and – following a 0.2% increase in the weighted average number of shares in issue – basic earnings per share were 56.5p (2004: 55.0p).

After removing intangible asset amortisation charges of £19m (2004: £13m) and the exceptional charge (net of tax and minority interests) of £25m (2004: £11m), adjusted earnings per share increased by 7.5% to 63.1p (2004: 58.7p).

Cash flow

Cash generated from operations before exceptional items was £733m (2004: £770m). Operating profit, as adjusted for exceptional charges, depreciation and amortisation (“EBITDA”) was £727m (2004: £705m). This was supplemented by a reduction in working capital of £16m, compared to a reduction of £82m during 2004.

In total, inventories fell by £5m, mainly reflecting further reductions in leaf stocks, with a reduction in work in progress offset by an increase in finished goods – reflecting timing differences in usage of duty-paid tax stamps. Trade and other receivables increased by £10m, largely resulting from higher selling prices partially offset by lower volumes in higher duty markets. Trade and other payables increased by £21m, mainly reflecting improved supplier payment terms and higher accruals.

After cash costs relating to the exceptional charges of £33m (2004: £15m), taxation payments of £143m (2004: £90m) and dividends received from joint ventures and associates of £15m (2004: £10m), net cash from operating activities totalled £572m (2004: £675m).

The increase in taxation payments primarily reflects tax assessments in Austria being brought into line with current levels of profitability.

Net interest payments of £119m were £5m lower than 2004, mainly due to lower average borrowings.

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Capital expenditure of £103m reflects the continuing investment in production machinery and merchandising equipment. Disposal proceeds include £15m received from the sale of the Dublin former factory site.

Expenditure on intangible assets and acquisitions of £75m mainly reflects the purchase of Benson & Hedges and Silk Cut trademarks in Malta and Cyprus and Silk Cut in Lithuania, which the Group acquired from British American Tobacco in April 2005.

Net debt at 31 December 2005 was £2,136m – a reduction of £98m compared to the position at 31 December 2004. The decrease was attributable to a cash inflow of £90m, favourable exchange rate movements – amounting to £4m – on Gallaher’s euro and US dollar denominated financial liabilities, and IAS 39 fair value adjustments of £4m.

The Group’s average net debt during the year was £2,077m (2004: £2,229m).

In January 2005, the Group repaid a €900m bond using the proceeds of an €800m bond issued in June 2004 and internal cash flow.

In June 2005, the Group increased the amount of its committed syndicated revolving bank facility from £500m to £1,000m and extended the maturity date to June 2010. The financial covenants under the facility remain unchanged.

The Group continues to comply with all borrowing obligations, and financial covenants have been satisfied with a 12-month EBITDA interest cover at 6.5 times and a net debt multiple of 2.8 times at 31 December 2005.

The weighted average maturity of committed debt at the end of 2005 was 3.7 years (2004 year-end: 4.1 years).

The Group’s debt ratings from Moody’s Investor Service Limited and Standard & Poor’s remain unchanged at Baa3 with stable outlook and BBB with stable outlook respectively.

OUTLOOK

Current trading in the UK, CIS and Rest of World divisions remains in line with expectations.

In Europe, the challenging conditions make the tobacco operations’ outlook less certain. Management believes that this will result in a reduction to the Europe tobacco targeted 2006 EBITA growth rate. However, improved performances within the distribution operations should partly offset the impact on Europe’s total EBITA.

Overall, management’s targeted Group results remain broadly in line with expectations.

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Gallaher Group Plc
Consolidated income statement
YEAR ENDED 31 DECEMBER 2005

2005 US$m(1)	2005 £m	2004 £m

Sales	14,103		8,214		8,115
Duty	(9,634)		(5,611)		(5,568)
Other cost of goods sold	(2,593)		(1,510)		(1,496)
Cost of goods sold	(12,227)		(7,121)		(7,064)

Gross profit	1,876		1,093		1,051
Distribution, advertising and selling costs	(584)		(340)		(321)
Administrative expenses	(271)		(158)		(134)
Other gains and losses – net	7		4		3

Operating profit	1,028		599		599
Share of post-tax results of joint ventures and associates	29		17		19

Total profit from operations(2)	1,057		616		618
Interest and other finance income	132		77		88
Interest and other finance expense	(304)		(177)		(202)
Net finance costs	(172)		(100)		(114)

Profit before taxation	885		516		504
Taxation	(247)		(144)		(142)

Profit for the year	638		372		362

Attributable to:
Equity shareholders	633		369		358
Minority interests	5		3		4

	638		372		362

Earnings per share for profit attributable to equity shareholders (see note 7)
Basic	97.0	c	56.5	p	55.0	p
Diluted	96.8	c	56.4	p	54.9	p

1.	US dollar equivalents are provided for reader convenience at the 31 December 2005 exchange rate of £1:US$1.717.

2.	Total profit from operations is after charging exceptional items of £35m (2004: £17m), details and classifications of which are set out in note 3 to the summary financial statement. Excluding the impact of the exceptional items and amortisation of intangible assets of £19m (2004: £13m), total profit from operations is £670m (2004: £648m).

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Gallaher Group Plc
Consolidated balance sheet
AT 31 DECEMBER 2005

2005 US$m(1)	2005 £m	2004 £m
ASSETS
Non-current assets
Property, plant and equipment	1,068	622	588
Intangible assets	2,493	1,452	1,401
Investments in associates	199	116	122
Investments in joint ventures	15	9	8
Deferred tax assets	47	27	33
Retirement benefit assets	96	56	7
Trade and other receivables	7	4	4
Derivative financial instruments	62	36	32
Financial assets at fair value through profit and loss	12	7	8

	3,999	2,329	2,203
Current assets
Inventories	814	474	484
Trade and other receivables	1,394	812	800
Derivative financial instruments	55	32	84
Cash and cash equivalents	379	221	761

	2,642	1,539	2,129
Non-current assets classified as held for sale	10	6	—

	2,652	1,545	2,129

Total assets	6,651	3,874	4,332

LIABILITIES
Non-current liabilities
Borrowings	2,737	1,594	2,215
Derivative financial instruments	—	—	2
Trade and other payables	10	6	5
Deferred tax liabilities	124	72	51
Retirement benefit liabilities	122	71	79
Provisions for liabilities and charges	50	29	28

	3,043	1,772	2,380
Current liabilities
Borrowings	1,401	816	892
Derivative financial instruments	74	43	37
Trade and other payables	1,772	1,032	992
Current income tax liabilities	105	61	83
Provisions for liabilities and charges	24	14	8

	3,376	1,966	2,012

Total liabilities	6,419	3,738	4,392

Net assets / (liabilities)	232	136	(60)

1.	US dollar equivalents are provided for reader convenience at the 31 December 2005 exchange rate of £1:US$1.717.

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Gallaher Group Plc
Consolidated balance sheet – continued
AT 31 DECEMBER 2005

2005 US$m(1)	2005 £m	2004 £m
Equity
Share capital	112	65	65
Share premium account	230	134	129
Capital redemption reserve	14	8	8
Merger reserve	251	146	146
Other reserve	(1,564)	(911)	(911)
Currency translation reserve	(9)	(5)	(13)
Retained earnings	1,145	667	485

Equity attributable to shareholders	179	104	(91)
Minority interests	53	32	31

Total equity	232	136	(60)

Consolidated statement of recognised income and expense

YEAR ENDED 31 DECEMBER 2005

2005 US$m(1)	2005 £m	2004 £m

Actuarial gain / (loss) recognised on retirement benefits	52	30	(14)
Deferred tax relating to actuarial gain / (loss) on retirement benefits	(15)	(9)	5
Currency translation differences	14	8	(13)

Net income / (expense) recognised directly in equity	51	29	(22)
Profit for the year	638	372	362

Total recognised income for the year	689	401	340

Attributable to:
Equity shareholders	684	398	336
Minority interests	5	3	4

	689	401	340

1.	US dollar equivalents are provided for reader convenience at the 31 December 2005 exchange rate of £1:US$1.717.

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Gallaher Group Plc
Consolidated cash flow statement
YEAR ENDED 31 DECEMBER 2005

2005 US$m(1)	2005 £m	2004 £m
Cash flows from operating activities
Cash generated from operating activities	1,202	700	755
Dividends received from associates and joint ventures	26	15	10
Income tax paid	(246)	(143)	(90)

Net cash from operating activities	982	572	675

Cash flows from investing activities
Acquisition of subsidiaries, including minority interests	—	—	(5)
Purchases of property, plant and equipment	(176)	(103)	(103)
Proceeds from sale of property, plant and equipment	36	21	8
Purchases of intangible assets	(128)	(75)	(6)
Decrease in investments in associates and joint ventures	3	2	3

Net cash from investing activities	(265)	(155)	(103)

Cash flows from financing activities
Interest paid	(280)	(163)	(140)
Interest received	76	44	16
Proceeds from issuance of ordinary shares	5	3	4
Purchase of ordinary shares	(2)	(1)	(1)
Proceeds from borrowings	129	75	586
Repayment of borrowings	(1,204)	(701)	(215)
Dividends paid to minority interests	—	—	(5)
Dividends paid to the Company’s shareholders	(361)	(210)	(196)

Net cash from financing activities	(1,637)	(953)	49

Net (decrease) / increase in cash and cash equivalents	(920)	(536)	621
Cash and cash equivalents at beginning of the year	1,298	756	134
Exchange (losses) / gains on cash and cash equivalents	(2)	(1)	1

Cash and cash equivalents at the end of the year	376	219	756

1.	US dollar equivalents are provided for reader convenience at the 31 December 2005 exchange rate of £1:US$1.717.

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Gallaher Group Plc Notes to the summary financial statement
1.	Accounting policies and basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union. In addition, the Group complies with the full published versions of IAS 39 Financial Instruments: Recognition and Measurement.

The 2005 financial statements are the Group’s first consolidated financial statements prepared under IFRS, with a transition date of 1 January 2004. Consequently, the comparative figures for 2004 and the Group’s balance sheet as at 1 January 2004 have been restated to comply with IFRS.

A copy of the significant accounting policies adopted in the preparation of the financial statements were published in Gallaher’s interim financial statements and are available on the Group’s website.

The preliminary announcement of results for the year ended 31 December 2005 is an excerpt from the forthcoming annual report and financial statements and does not constitute the statutory financial statements of the Group. The income statement, balance sheet, statement of recognised income and expense, cash flow statement and notes to the accounts are extracted from the audited financial statements that have not yet been approved by the shareholders and have not yet been delivered to the registrar. The auditors’ report is unqualified and does not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

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2.	Segment information

Primary reporting format – geographic segments: At 31 December 2005, the Group is organised into four distinct, independently managed, geographic segments: United Kingdom (“UK”), Europe, Commonwealth of Independent States (“CIS”) and Rest of World (principally comprising: Africa; Asia Pacific; the Baltics; the Middle East; Poland; and, Scandinavia).

2005 US$m(1)	2005 £m	2004 £m
Sales
UK	6,281	3,658	3,680
Europe	6,514	3,794	3,836
CIS	817	476	409
Rest of World	491	286	190

	14,103	8,214	8,115

Duty
UK	5,299	3,086	3,112
Europe	3,858	2,247	2,283
CIS	206	120	102
Rest of World	271	158	71

	9,634	5,611	5,568

Total profit from operations(2)
UK
-before amortisation of intangible assets and exceptional items	532	310	302
-amortisation of intangible assets	(7)	(4)	(3)
-exceptional items	(38)	(22)	(9)

	487	284	290
Europe
-before amortisation of intangible assets and exceptional items	445	259	260
-amortisation of intangible assets	(26)	(15)	(10)
-exceptional items	(17)	(10)	(5)

	402	234	245

CIS	115	67	57

Rest of World
-before exceptional items	58	34	29
-exceptional items	(5)	(3)	(3)

	53	31	26
Total
-before amortisation of intangible assets and exceptional items	1,150	670	648
-amortisation of intangible assets	(33)	(19)	(13)
-exceptional items	(60)	(35)	(17)

	1,057	616	618

1.	US dollar equivalents are provided for reader convenience at the 31 December 2005 exchange rate of £1:US$1.717.
2.	Share of profit of associates and joint ventures is £17m (2004: £19m) within the Europe segment detailed above. Operating profit of £599m (2004: £599m) comprises total profit from operations less the share of profit of associates and joint ventures.

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2.	Segment information (continued)

Secondary reporting format – business segments: At 31 December 2005, the Group’s operations comprise two main business segments: the manufacture, marketing and selling of tobacco products (“tobacco”); and, the distribution of tobacco and non-tobacco products (“distribution”). The distribution operations are all within the Europe business segment.

2005 US$m(1)	2005 £m	2004 £m
Sales
Tobacco	10,738	6,254	6,121
Distribution	3,365	1,960	1,994

	14,103	8,214	8,115

Duty
Tobacco	8,156	4,750	4,683
Distribution	1,478	861	885

	9,634	5,611	5,568

Total profit from operations
Tobacco
-before amortisation of intangible assets and exceptional items	1,039	605	585
-amortisation of intangible assets	(21)	(12)	(9)
-exceptional items	(43)	(25)	(17)

	975	568	559

Distribution
-before amortisation of intangible assets and exceptional items	111	65	63
-amortisation of intangible assets	(12)	(7)	(4)
-exceptional items	(17)	(10)	—

	82	48	59

Total
-before amortisation of intangible assets and exceptional items	1,150	670	648
-amortisation of intangible assets	(33)	(19)	(13)
-exceptional items	(60)	(35)	(17)

	1,057	616	618

1.	US dollar equivalents are provided for reader convenience at the 31 December 2005 exchange rate of £1:US$1.717.

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3.	Exceptional items

In 2003 and early 2004, Gallaher announced the restructuring of its European operations and administration. Gallaher ceased all manufacturing in the Republic of Ireland by the end of 2003, and reduced jobs in the UK, Austria and Sweden.

In early 2005, Gallaher announced proposals for a further restructuring of its European operations. These proposals comprised: the closure of the Schwaz cigarette and Fürstenfeldcigar factories in Austria; the restructuring of production at the cigarette and cigar factories at Lisnafillan and Cardiff in the UK; and, reorganisation of some aspects of the distribution network in Europe. This activity commenced in 2005.

In December 2005, Gallaher further announced a restructuring of its German vending operation, ATG, reducing its machine park in recognition of new legislation coming into effect in 2007. In addition, Gallaher sold its Dublin former factory site, realising a gain of £15m.

Net exceptional charges of £35m are included in the income statement for the year ended 31 December 2005 in respect of these restructuring programmes, comprising: £13m charged in cost of goods sold (net of the gain on disposal of the Dublin former factory site); £13m charged in distribution, advertising and selling costs; and, £9m charged in administrative expenses. The charge for the year ended 31 December 2004 amounted to £17m. The tax credit associated with the 2005 net exceptional charge is £8m (2004: £6m). The restructuring charges mainly relate to redundancy costs and the write-down of operational plant and machinery, offset partly through the gain on disposal of land and buildings. The restructuring gave rise to a net cash outflow in 2005 of £18m (2004: £15m) (notes 8 and 9).

4.	Net finance costs

Net finance costs comprise:

2005 US$m(1)	2005 £m	2004 £m
Interest expense:
-bank borrowings	22	13	14
-eurobonds and medium-term notes	196	114	130
-premium on forward foreign exchange Contracts	2	1	9
-other	2	1	2
	222	129	155
Interest and other financial income:
-bank deposits	(15)	(9)	(16)
-interest rate swaps	(5)	(3)	(8)
-other	(4)	(2)	(4)
	(24)	(14)	(28)
Fair value gains on derivative financial instruments not designated as hedges	(10)	(6)	(6)
Net retirement benefits financing income:
-expected return on pension plan assets	(98)	(57)	(54)
-Interest on retirement benefit liabilities	82	48	47
	(16)	(9)	(7)

	172	100	114

Comprising:
-interest and other finance income	(132)	(77)	(88)
-interest and other finance expense	304	177	202

1.	US dollar equivalents are provided for reader convenience at the 31 December 2005 exchange rate of £1:US$1.717.

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5.	Taxation

The tax charge comprises:

2005 US$m(1)	2005 £m	2004 £m
Current tax
-UK tax	(106)	(62)	(63)
-overseas tax	(112)	(65)	(60)

	(218)	(127)	(123)
Deferred tax
-UK tax	(12)	(7)	(11)
-overseas tax	(17)	(10)	(8)

	(29)	(17)	(19)

	(247)	(144)	(142)

6.	Dividends

Dividends paid to the Group’s shareholders in 2005 amounted to £210m (2004: £196m). The directors have proposed a final dividend in respect of 2005 of 22.9p per share (2004: 21.5p) amounting to £150m (2004: £141m). This gives rise to a total dividend of 33.5p per share (2004: 31.5p) amounting to £219m (2004: £206m).

7.	Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to equity shareholders by the weighted average number of ordinary shares outstanding during the year, excluding shares held in the employee benefit trust.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares are those options granted to employees where the exercise price is less than the average market price of the company’s ordinary shares during the year.

A reconciliation of the earnings and weighted average number of shares used in the calculations are set out below.

2005 £m	2004 £m
Earnings (£m):
Basic and diluted	369	358

Weighted average number of ordinary shares in issue (m):
Ordinary shares in issue	655.3	654.1
Shares held by employee share trusts	(2.0)	(2.2)

Shares used in the calculation of basic earnings per share	653.3	651.9
Potentially dilutive share options	1.6	1.6

Shares used in the calculation of diluted earnings per share	654.9	653.5

1.	US dollar equivalents are provided for reader convenience at the 31 December 2005 exchange rate of £1:US$1.717.

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The earnings have been impacted by exceptional items and amortisation of intangible assets. To illustrate the impact of these items, the adjusted earnings per share are shown below:

2005 £m	2004 £m
Earnings per share (pence):
Basic earnings per share	56.5	55.0
Adjustment for exceptional items (net of tax and minority interests)	3.7	1.7
Adjustment for amortisation of intangible assets	2.9	2.0

Adjusted earnings per share	63.1	58.7

Adjusted earnings per share are based on:

Earnings (£m):
Profit for the year attributable to equity shareholders	369	358
Exceptional items (before tax)	35	17
Tax on exceptional items	(8)	(6)
Minority share of exceptional items	(2)	—
Amortisation of intangible assets	19	13

Adjusted earnings	413	382

Weighted average number of ordinary shares in issue (m)	653.3	651.9

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8.	Cash generated from operations
2005 US$m(1)	2005 £m	2004 £m
Profit for the period	638	372	362
Adjustments for:
-tax (note 5)	247	144	142
-finance costs – net (note 4)	172	100	114
-share of post-tax results of joint ventures and associates	(29)	(17)	(19)
-exceptional items (note 3)	60	35	17
-depreciation (excluding exceptional items)	136	79	77
-amortisation of government grants	(2)	(1)	—
-amortisation of intangible assets included in subsidiaries	26	15	12
-loss / (profit) on sale of property, plant and equipment (excluding exceptional items)	2	1	(1)
-charge in respect of employee share schemes	9	5	1
-other non-cash adjustments	—	—	1
Changes in working capital (excluding the effects of acquisitions, exceptional items and exchange differences):
-inventories	9	5	27
-trade and other receivables	(17)	(10)	(49)
-financial assets at fair value through profit and loss	—	—	8
-trade and other payables	36	21	96
Retirement benefits assets and liabilities	(28)	(16)	(18)

Cash generated from operations before exceptional items	1,259	733	770
Cash outflow from exceptional items	(57)	(33)	(15)

Cash generated from operations	1,202	700	755

9.	Proceeds from sale of property, plant and equipment
2005 US$m(1)	2005 £m	2004 £m
Exceptional item – proceeds from sale of Dublin former factory site	26	15	—
All other proceeds	10	6	8

Proceeds from sale of property, plant and equipment	36	21	8

1.	US dollar equivalents are provided for reader convenience at the 31 December 2005 exchange rate of £1:US$1.717.

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10.	Reconciliation of movements in net debt

Net debt comprises current and non-current borrowings, derivative financial instrument assets and liabilities, and cash and cash equivalents, excluding all accrued interest.

2005 US$m(1)	2005 £m	2004 £m

(Decrease) / increase in cash and cash equivalents	(920)	(536)	621
Decrease / (increase) in borrowings	1,075	626	(371)

Change in net debt resulting from cash flows	155	90	250
Exchange differences	7	4	(1)
Other non-cash movements including revaluation of derivative financial instruments	7	4	7

Decrease in net debt in the year	169	98	256
Net debt at 1 January	(3,836)	(2,234)	(2,490)

Net debt at 31 December	(3,667)	(2,136)	(2,234)

11.	Consolidated statement of changes in equity attributable to shareholders
2005 US$m(1)	2005 £m	2004 £m

Opening equity attributable to shareholders	(157)	(91)	(235)

Net income / (expense) recognised directly in equity	51	29	(22)
Profit for the year attributable to equity shareholders	633	369	358

Total recognised income for the year	684	398	336
Employee share option schemes:
-value of employee services	9	5	1
-issue of ordinary shares	9	5	4
Increase in own shares held by the Employee Benefit Trust	(5)	(3)	(1)
Dividends paid to equity shareholders	(361)	(210)	(196)

Closing equity attributable to shareholders	179	104	(91)

1.	US dollar equivalents are provided for reader convenience at the 31 December 2005 exchange rate of £1:US$1.717.

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SUPPLEMENTARY FINANCIAL INFORMATION

Weighted average cost of capital (“WACC”)

Gallaher utilises project-specific WACCs at the time it evaluates investment opportunities, taking into account the circumstances (including geographic location) of each potential investment opportunity at the time. For general performance purposes, however, management currently utilises a minimum hurdle rate of 7%.

Return on capital employed (“ROCE”)

	2005	2004	2003(1)	2002(1)	2001(1)

ROCE (%)(2)	27.4	26.6	23.7	22.6	28.2

1.	ROCE not adjusted following adoption of IFRS in 2005 but presented as previously reported under UK GAAP.
2.	Calculated as total operating profit (excluding exceptional charges)/(opening capital employed(3) + closing capital employed(3))/2.
3.	Capital employed = total equity + net debt (including accrued interest) + net retirement benefit liabilities + net deferred tax liabilities + other long-term liabilities.

Following the capital restructuring driven by the acquisition of Austria Tabak in 2001, Gallaher has displayed steady growth in ROCE, reflecting Gallaher’s earnings growth and focus on driving efficiency from its capital investment.

Five-year summary of shareholder returns

	2005	2004	2003(1)	2002(1)	2001(1)

Adjusted EPS (p)	63.1	58.7	55.5	51.2	46.9

Dividend (p) (2)	33.50	31.50	29.60	27.55	25.45

Dividend cover (3)	1.88	1.86	1.88	1.86	1.84

1.	EPS not adjusted following adoption of IFRS in 2005 but presented as previously reported under UK GAAP.
2.	Dividends refer to amounts proposed in relation to a financial year rather than dividends paid.
3.	Calculated on adjusted earnings per share and proposed dividends.

Since 2001, adjusted earnings per share have increased at a cumulative average rate of 7.7% per annum.

Since 2001, dividends have increased at a cumulative average rate of 7.1% per annum, reflecting Gallaher’s dividend policy of consistently growing dividends, while recognising the need to balance equity and debt holders’ interests.

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Treasury policies and financial risks

The Group has a centralised treasury function that is responsible for the management of the Group’s financial risks together with its liquidity and financing requirements. The treasury function is not a profit centre and the objective is to manage risk at optimum cost. Treasury operations are conducted within a framework of policies and guidelines authorised by the board, and are monitored by a treasury committee. This framework provides flexibility for the best execution of board approved strategies. Summaries of treasury activities and exposures are reported on a regular basis to the board. The internal control environment is also reviewed regularly.

The Group holds or issues financial instruments to finance its operations and to manage the interest rate and foreign exchange risks arising from its operations and from its sources of finance.

Financing and liquidity

The Group’s principal sources of financing in 2005 have been bond issues, bank borrowings and retained profits. It is the Group’s policy to maintain sufficient committed borrowing facilities, with a mix of long- and short-term debt, to enable the Group to meet its business objectives.

At the year-end, bond issues amounted to £1,999m, comprising: a £250m bond maturing in February 2013; a £300m bond maturing in May 2009; an €800m bond maturing in June 2011; a €375m bond maturing in August 2008; a €750m bond maturing in October 2006; and, European medium-term notes amounting to £100m. In addition, at the year-end, the Group’s committed bank facilities comprised: amortising term loans of €187m maturing mainly in 2007; and, a syndicated revolving facility of £1,000m maturing in June 2010.

The weighted average maturity of committed debt at the year-end was 3.7 years (2004: 4.1 years).

The Group’s credit ratings are BBB (Stable Outlook) and Baa3 (Stable Outlook) from Standard & Poor’s, a division of the McGraw-Hill Companies, and Moody's Investors Service Limited respectively. These ratings allow the Group to access the international capital markets and issue debt to a global investor base.

Certain of the Group’s debt instruments contain covenants that if the Group’s credit rating is downgraded below BBB minus in the case of Standard & Poor’s or below Baa3 in the case of Moody’s additional interest accrues from the next interest period: at the rate of 1.25 percentage points, in the case of certain bonds issued by the Group (€750m in October 2001, £250m in February 2003 and €800m in June 2004); and, 1.0 percentage points in the case of the Group’s current committed syndicated bank facility. In the event that both credit ratings are subsequently raised or reaffirmed to BBB minus and Baa3, respectively, the additional interest no longer accrues from the next interest period.

The Group looks to maintain stable credit ratings by closely monitoring cash flow to net debt ratios which it regularly reviews against rating agency guidelines.

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The only financial covenants applying to the Group’s facilities relate to the committed syndicated revolving bank facility. At the year-end these require Gallaher to maintain interest cover above 3.5 times based on pre-IAS 19 EBITDA, and net debt below a multiple of pre-IAS 19 EBITDA of 3.5 times. The Group continues to comply with all borrowing obligations, and financial covenants have been satisfied with an EBITDA interest cover at 6.5 times (2004: 5.8 times) and a net debt multiple of 2.8 times at 31 December 2005 (2004: 3.0 times).

Interest rate risk

The Group is exposed to fluctuations in interest rates on its net debt. In order to manage the impact of adverse variations in interest rates on the Group’s profits, the Group borrows at fixed and floating rates of interest and uses interest rate derivatives, where necessary, to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 40% and 80% of the level of core debt. At the year-end, fixed interest rate debt represented approximately 70% of total net debt.

Interest rate management improves the accuracy of the business planning process and helps manage the level at which EBITA covers net interest expense. The pre-exceptional EBITA interest cover, adjusting for IAS 19 financing credits and excluding IAS 39 mark-to-market adjustments, at 31 December 2005 was 5.9 times (2004: 5.1 times).

Foreign currency risk

Due to the international nature of its operations, the Group is exposed to exchange rate fluctuations on the translation of the results of overseas subsidiaries into sterling and trading transactions in foreign currencies.

For translation purposes: the average exchange rates used in 2005 for the principal currency exposures were sterling/US dollar: £1/US$1.819 (2004: £1/US$1.833) and sterling/euro: £1/€1.463 (2004: £1/€1.473); and, the 31 December rates in 2005 were sterling/US dollar: £1/US$1.717 (2004: £1/US$1.920) and sterling/euro: £1/€1.456 (2004: £1/€1.412).

The Group makes limited use of derivative financial instruments to hedge balance sheet translation exposures. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimise the translation risk. It remains the Group’s policy not to hedge profit and loss account translation exposures.

Transaction exposures are hedged where deemed appropriate and where they can be reliably forecast with the use of forward exchange rate contracts.

Bank counter-party risk

The Group has cash and bank deposits and other financial instruments that give rise to credit risks in the event of non-performance by counter-parties. Credit risk is managed by limiting the aggregate amount of exposure to any one counter-party and the Group’s policy of only selecting major international financial institutions with a strong investment grade credit rating.

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LEGAL AND REGULATORY ENVIRONMENT

The global tobacco market is subject to significant regulatory influence, including: the levying of substantial tax and duty charges; legislation related to minimum taxes and prices for cigarettes; restrictions on advertising and marketing; the introduction of minimum cigarette pack sizes; the display of larger health warnings (including pictorial health warnings) and statements of tar, nicotine and carbon monoxide smoke yields on product packaging; regulations on the smoke yields of cigarettes; the provision of tobacco ingredients information to regulators; the prohibition of certain descriptors such as ‘light’ and ‘mild’; increased restrictions such as the prohibition of smoking in many public places; and, raising the ages at which cigarettes may be purchased.

The Group has a long history of managing its business successfully within a regulatory climate and has reduced its susceptibility to regulatory changes in any single country by expanding its international operations. However, it is possible that regulations could have an adverse effect on the Group’s sales and operating performance.

Regulation

At a global level, the World Health Organisation Framework Convention on Tobacco Control (“WHO FCTC”) came into force in February 2005. Countries that have ratified the convention will be legally bound by the provisions of the treaty which include: price and tax measures to reduce the demand for tobacco; measures relating to environmental tobacco smoke; regulation of the contents of tobacco products; regulation of tobacco product disclosures; packaging and labelling of tobacco products; tobacco advertising, promotion and sponsorship; illicit trade in tobacco products; and, sales to and by minors. The WHO FCTC Conference of the Parties is determining further procedural and technical issues relating to the future development of the treaty during 2006.

Within the European Union (“EU”), a directive concerning the manufacture, presentation and sale of tobacco products was adopted in 2001 and has been implemented into EU member states’ national law. In July 2005, the EU published its report on the application of the directive which included smoke yield measurement, labelling, colour images and ingredients. The EU Commission (“the commission”) has also requested the scientific committee on emerging and newly-identified health risks to prepare an opinion on the ‘health effects of smokeless tobacco products’ by June 2006. Separately, the commission is considering possible initiatives regarding ‘low ignition propensity’ cigarettes.

In 2003, the commission adopted a decision that establishes the rules for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking. It is for member states to decide whether or not to introduce such pictorial health warnings and on which product groups. In November 2005, Belgium legislated for the introduction of pictorial health warnings on cigarette packs although a transitional period for the manufacture and marketing of packs with the existing health warning has been granted. Other member states are also considering the introduction of pictorial health warnings, including the UK.

The EU is currently considering a proposal for a regulation concerning the registration, evaluation, authorisation and restriction of chemicals which may include the ingredients used in the manufacture of tobacco products.

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In 2003, an EU directive relating to the advertising and sponsorship of tobacco products was adopted. Its provisions include the prohibition of tobacco advertising: in the press and other printed publications; in radio broadcasting; in information society services; and, tobacco sponsorship of cross-border events or activities. Member states were required to comply with this directive by 31 July 2005. However, the commission has sent ‘reasoned opinions’ to Germany and Luxembourg for failing to transpose the directive into national law. The commission is also investigating situations in countries where transposition has not been made correctly. The European Court of Justice (“ECJ”) is currently considering Germany’s legal challenge to the directive but a final judgement is not expected until May 2006.

A number of European countries have recently established, or are considering, further legislation and/or voluntary agreements that restrict or prohibit smoking in public places and the workplace, which may also include bars and restaurants. These countries include Austria, Belgium, France, Germany, Italy, Norway, Republic of Ireland, Spain, Sweden and the UK.

In Austria, amendments to the Tobacco Act prohibited smoking in public places with certain exceptions from January 2005. Additionally, in 2004, the hotel, restaurant and catering sector (“HORECA”) and the ministry of health concluded a voluntary agreement establishing designated smoking and non-smoking zones by the end of 2006. The Act also prohibited the sale of cigarette packs of less than 20 cigarettes from January 2005, and advertising in the press from August 2005. Billboard and cinema advertising, and national sponsorships will be prohibited from January 2007. Also, by 2007, cigarettes may only be sold in vending machines which have youth protection technology installed.

In Germany, from 2007, vending machines – in which cigarettes are sold – must have youth protection technology installed. Also, the HORECA sector and the ministry of health have concluded a voluntary agreement establishing designated smoking and non-smoking zones by 2008.

In the Netherlands, the state has introduced tobacco ingredient information regulations. In August 2003, Gallaher and two Altria subsidiaries commenced a joint legal challenge to the Dutch regulations, which, Gallaher believes, do not provide adequate protection for brand recipes. Other tobacco companies also brought similar claims. In December 2005, the court concluded that the Dutch state’s ingredients legislation is consistent with the underlying articles of the EU directive concerning the manufacture, presentation and sale of tobacco products. However, the court accepted that the ingredient information in an individual brand can constitute a ‘trade secret’. Gallaher believes that issues surrounding tobacco ingredient reporting in the Netherlands remain unresolved and is considering options for dealing with these. Separately, the Company, together with other manufacturers, is in discussion with the commission concerning ingredient reporting across the EU.

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In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act 2004 was signed into law in March 2004, purporting to give effect to two EU directives and an EU recommendation relating to tobacco. The Act includes provision for: a comprehensive ban on tobacco advertising and sponsorship; measures relating to the manufacture, presentation and sale of tobacco products; and, a ban on smoking in all public places with certain limited exceptions. Gallaher, along with seven other plaintiffs, has begun legal proceedings which challenge certain parts of both the repealed Public Health (Tobacco) Act 2002 and the Public Health (Tobacco) (Amendment) Act 2004. The case is likely to be heard in 2006.

In Spain, legislation came into effect from January 2006 which prohibits: tobacco advertising, sponsorship and promotion, except at point-of-sale and in the trade press; sampling and free distribution of tobacco products; and, smoking in enclosed public and private work places with certain limited exceptions. The sale of cigarette and cigarillo packs of less than 20 sticks is prohibited from April 2006. In addition, with the exception of vending and travel retail, sales of tobacco products are restricted to estancos (licensed retail outlets) only.

In Sweden, smoking in public places was prohibited with certain limited exceptions from June 2005. Also, amendments to the Tobacco Act were passed in May 2005 which included the prohibition of advertising and sponsorship from July 2005, and existing outdoor advertising and the sale of packs of less than 19 cigarettes from January 2006.

In the UK, the House of Commons has approved legislation which will prohibit smoking in all enclosed public places and workplaces in England, with certain limited exceptions, from summer 2007. The legislation also contains provisions for the Welsh Assembly to establish legislation for smoking in public places in Wales. Separately, in Scotland smoking in all public places and workplaces will be prohibited again with certain limited exceptions from 26 March 2006. The UK government also plans to consult on raising the legal age of sale of tobacco and tobacco products from 16 to 18 years.

As detailed in the Group’s 2004 annual reports (including the form 20-F), in August 2003 the UK Office of Fair Trading (“OFT”) notified Gallaher of an enquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco-related markets. Gallaher is co-operating with the enquiry that remains at an information gathering stage. At this stage, it is not possible to assess whether or not the OFT will reach an adverse decision. Similarly, it is not possible, in the event that an adverse decision is reached, to assess the extent (if any) of any fines. As at 24 February 2006, no notice has been filed by the OFT indicating its intention to reach an adverse decision in relation to this matter. In any event, the Company intends to defend its position vigorously.

In Russia, amendments to the federal law on restrictions on tobacco smoking came into force in June 2005. These include restrictions on the retail sale of tobacco products and the prohibition of tobacco smoking incertain public places and transport. In addition, amendments to the federal law abolishing tobacco manufacturing licensing were enacted in July 2005. Also, legislation is being considered which would, if enacted, restrict tobacco advertising. Separately, draft legislation has been developed concerning the size of health warnings on tobacco products and the ingredients used in the manufacture of tobacco.

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In Ukraine, legislation has been enacted requiring the labelling of cigarette packs with a production date and maximum retail price from July 2005. Also, maximum tar and nicotine smoke yields for cigarettes have been introduced. Additional legislation was adopted in October 2005, including: prohibition of the sale of tobacco products to those under the age of 18 years, tobacco pack inserts, and disclosure of tobacco ingredients information from October 2005; prohibition of smoking in workplaces and public places with certain exceptions from July 2006; new packaging and labelling from January 2007; and, maximum tar and nicotine smoke yields for cigarettes from January 2009. Separately, a draft law is being considered which further restricts tobacco advertising and promotion.

In South Africa, the government plans to consider a Bill in 2006 that would, if enacted: prohibit certain marketing practices and product descriptors such as ‘light’ and ‘mild’; introduce pictorial health warnings; prohibit the sale of loose cigarettes; restrict the display of tobacco products at point-of-sale; prohibit smoking in certain public places; raise the minimum age for purchasing tobacco products to 18 years; and, require companies to disclose product and ingredient information.

Tobacco taxation

The EU commission is currently reviewing the directives governing the structure and rates of excise applied to all tobacco products in the EU. The commission is planning to report to the council and parliament with its recommendations in 2006.

Many new EU countries are required to implement significant duty increases in order to comply with the current minimum cigarette excise tax requirements. Eight countries have been allowed transitional periods – the longest until January 2010 – in which to comply. Personal imports from new EU states into the previous 15 member states are having a significant negative impact on sales in neighbouring countries in the transitional periods.

In certain European markets, excise duty increases continue to have an impact on prices, sales and margins. These include large tax increases in Austria, Germany, France, Netherlands and changes in cigarette taxation in Italy and Spain. Also, Belgium, France, Italy andIreland have minimum cigarette price legislation. Other member states are also considering introducing similar legislation.

Gallaher believes that the wide price differentials between high and low taxed countries both inside western Europe and other parts of the world have led to an increase in legitimate cross-border trade. They have also led to an illicit market for genuine and counterfeit cigarettes in a number of EU countries. Gallaher is totally opposed to cigarette and tobacco smuggling and the Group continues to support and endorse regulatory authorities’ activities to stop smuggling of tobacco products. Gallaher has a policy of co-operating with regulatory authorities with whom it readily exchanges information to seek to combat illicit trade. In the UK, Gallaheris expecting to sign an updated Memorandum of Understanding – an anti-smuggling co-operation agreement – with HM Customs & Revenue. The Company is discussing similar agreements with customs authorities in other countries.

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In November 2005, the ECJ ruled that in Germany ‘singles’ (pre-made cylinders of tobacco sold with a paper shell and a stick to compact the tobacco) should be taxed as cigarettes. ‘Singles’ will continue to be taxed as fine cut tobacco until 31 March 2006 and as cigarettes thereafter.

Outside of the EU, in Russia the mixed tobacco excise system has been confirmed and from January 2006, cigarette excise rose by approximately 20% for filter cigarettes and 25% for non-filter cigarettes. At present, tobacco excise duty is levied on the ex-factory price. However, there is a proposal to change the basis of the excise duty calculation to the maximum retail price in 2007. In Kazakhstan, cigarette excise was increased by approximately 30% for filter and oval cigarettes from 1 January 2006.

Litigation

The only jurisdiction in which certain companies in the Group are currently defendants to actions where plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke is the Republic of Ireland. As at 24 February 2006, 163 claims have been dismissed or abandoned since 1997. Currently, there are eight individual claims against Group subsidiaries. Statements of claim have been delivered making wide-ranging allegations against Group subsidiaries and other tobacco companies, and against the Republic of Ireland, the attorney general and the minister for health and children, who are also named as defendants in some of those cases. Each of these claims is subject to a procedural application or challenge by Gallaher. No defence will be delivered by Gallaher pending the conclusion of all of these procedural matters.

Gallaher is not a party to smoking and health litigation anywhere else in the world and there has been no recovery of damages against any Group company in any action alleging that the Group’s tobacco products have resulted in human illness.

On 4 March 2005, a Group company terminated the distribution contract of a Middle Eastern distributor and commenced proceedings on the same date in the English High Court, seeking a declaration that the contract had been validly terminated for numerous material breaches. On this basis there was no compensation payable in respect of the termination. By its defence and counterclaim served on 1 July 2005, the distributor asserted that the termination was unlawful and claimed significant, but wholly un-particularised losses. In an amended claim received on 24 February 2006, the distributor set out some details of its alleged losses, of around $500m, which primarily relate to hypothetical future profits. Gallaher believes these claims to be without substance, and will vigorously contest them through the court process.

Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities. Based upon the facts and matters currently known, management considers that there are meritorious defences against these claims. They will be vigorously defended.

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It is not possible to predict the outcome of pending litigation or the regulatory matters that are subject to investigation or court actions. Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. These pending actions and any prospective ‘smoking and health’ claims will continue to be robustly contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings and actions involving the Group, that additional proceedings will not be commenced in the UK or elsewhere against Group companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on Gallaher’s operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

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Cautionary statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, market trends, impact of market trends and price increases, dividend policy, exchange rates, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, litigation outcomes and timetables, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time-to-time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Definitions

The terms ‘Gallaher’, ‘Group’ and ‘Company’ refer to Gallaher Group Plc and its subsidiaries. The term ‘Liggett-Ducat’ refers to the Liggett-Ducat group of companies. The term ‘ATG’ refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term ‘Lekkerland’ refers to Lekkerland-Tobaccoland GmbH & Co KG. The term ‘Lekkerland Europa’ refers to Lekkerland-Europa Holding GmbH. The terms ‘Tobaccoland Austria’ and ‘TOBA’ refer to Tobaccoland Austria (Tobaccoland Handels GmbH). The term ‘Reynolds-Gallaher International’ refers to the joint venture company, R.J. Reynolds-Gallaher International SARL. The term ‘Shanghai Tobacco Group’ refers to the Shanghai Tobacco (Group) Corp. The term ‘Altria’ refers to Altria Group, Inc. The terms ‘British American Tobacco’ and ‘BAT’ refer to British American Tobacco plc.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: March 1, 2006	Title:	Programme Manager, Investor Relations